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                               October 28, 2022

       Gordon Lee
       Chief Executive Officer
       AGBA Acquisition Limited
       Room 1108, 11th Floor, Block B
       New Mandarin Plaza, 14 Science Museum Road
       Tsimshatsui East, Kowloon, Hong Kong

                                                        Re: AGBA Acquisition
Limited
                                                            Amendment No. 8 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed October 26,
2022
                                                            File No. 001-38909

       Dear Gordon Lee:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 8 to Preliminary Proxy Statement on Schedule 14A

       General

   1. This written letter confirms the oral comment the SEC Staff issued to you. On October
                                                        27, 2022, we issued the
following comment orally to your counsel in a telephone
                                                        conversation:

                                                        As you have been
operating with assets invested in securities and income derived from securities for much of
the time since your IPO in May 2019, please revise to disclose the risk that you could be
considered to be operating as an unregistered investment company.
                                                        Also include disclosure
with respect to the consequences to investors if you are required to liquidate as a
result of this status, such as the losses of the investment opportunity in a target company, any
price appreciation in the combined company, and any warrants, which would expire
worthless.
 Gordon Lee
AGBA Acquisition Limited
October 28, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michelle Miller at (202) 551-3368 or Bonnie Baynes at
(202) 551-4924
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at
(202) 551-3210
with any other questions.



                                                          Sincerely,
FirstName LastNameGordon Lee
                                                          Division of
Corporation Finance
Comapany NameAGBA Acquisition Limited
                                                          Office of Finance
October 28, 2022 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName